THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GDS HOLDINGS LIMITED
(Name of Issuer)
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING EIGHT CLASS A ORDINARY SHARES, PAR VALUE $0.00005 PER SHARE
(Title of Class of Securities)
36165L108
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36165L108
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
12 West Capital Management LP 45-3076594
(2) Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization:
Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	10,941,879**
	(6) Shared Voting Power:	0**
	(7) Sole Dispositive Power:	10,941,879**
	(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	10,941,879**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	7.6%**
(12) Type of Reporting Person (See Instructions): IA

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and DC Opportunity Fund LLC, a Delaware limited liability company (“DCOF”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of GDS Holdings Limited (the “Company”) held by 12 West Onshore Fund, 12 West Offshore Fund, and DCOF. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

Based on 1,148,842,379 Class A ordinary shares, par value $0.00005 per share (the “Ordinary Shares”) issued and outstanding following the completion of the December 2019 offering, as set forth in the Issuer’s Prospectus Supplement (to the Prospectus dated January 23, 2018) on Form 424B5 dated December 5, 2019, filed with the Securities and Exchange Commission on December 6, 2019 and other public filings. This statement relates to American Depositary Shares, each representing eight Ordinary Shares (the “ADS Shares”) of the Company.

As of December 31, 2019, 12 West Onshore Fund held 5,426,667 ADS Shares of the Company, 12 West Offshore Fund held 4,168,147 ADS Shares of the Company, and DCOF held 1,347,065 ADS Shares of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own the 10,941,879 ADS Shares of the Company, representing 7.6% of the Company’s Ordinary Shares deemed issued and outstanding as of December 31, 2019.

Item 1(a). Name Of Issuer:
GDS Holdings Limited
Item 1(b). Address of Issuer’s Principal Executive Offices:
2/F, Tower 2, Youyou Century Place 428 South Yanggao Road Pudong, Shanghai 200127 People’s Republic of China
Item 2(a). Name of Person Filing:
12 West Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
90 Park Avenue 40th Floor New York, New York 10016
Item 2(c). Citizenship:
12 West Capital Management LP is a Delaware limited partnership.
Item 2(d). Title of Class of Securities:
Class A ordinary shares, par value $0.00005 per share
Item 2(e). CUSIP No.:
36165L108
Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	10,941,879**
(b) Percent of Class:	7.6%**
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:	10,941,879**
(ii) Shared power to vote or to direct the vote:	0**
(iii) Sole power to dispose or to direct the disposition of:	10,941,879**
(iv) Shared power to dispose or to direct the disposition of:	0**

__________________

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and DC Opportunity Fund LLC, a Delaware limited liability company (“DCOF”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of GDS Holdings Limited (the “Company”) held by 12 West Onshore Fund, 12 West Offshore Fund, and DCOF. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

Based on 1,148,842,379 Class A ordinary shares, par value $0.00005 per share (the “Ordinary Shares”) issued and outstanding following the completion of the December 2019 offering, as set forth in the Issuer’s Prospectus Supplement (to the Prospectus dated January 23, 2018) on Form 424B5 dated December 5, 2019, filed with the Securities and Exchange Commission on December 6, 2019 and other public filings. This statement relates to American Depositary Shares, each representing eight Ordinary Shares (the “ADS Shares”) of the Company.

As of December 31, 2019, 12 West Onshore Fund held 5,426,667 ADS Shares of the Company, 12 West Offshore Fund held 4,168,147 ADS Shares of the Company, and DCOF held 1,347,065 ADS Shares of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own the 10,941,879 ADS Shares of the Company, representing 7.6% of the Company’s Ordinary Shares deemed issued and outstanding as of December 31, 2019.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

	By:	/s/ Joel Ramin
Joel Ramin,
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)